Exhibit 99.2

PHOENIX NEW MEDIA LIMTED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on May 22, 2013

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Phoenix New Media Limited (the “Company”) will be held at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong on May 22, 2013 at 3:00 p.m., local time, and at any adjourned or postponed meeting thereof, for the following purpose :

1.                                      Proposal No. 1: To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012.

2.                                      Proposal No 2: To ratify and approve the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2013.

3.                                      Proposal No. 3: To authorize the board of directors to fix the remuneration of the Independent Auditor.

4.                                      Proposal No. 4: To re-elect the director, Ka Keung Yeung, who retires by rotation pursuant to the article 87(1) of the Company’s Articles of Association.

5.                                      Proposal No. 5: To approve the offer of the grant of options to Mr. Shuang Liu, director and chief executive officer of the Company.

6.                                      Proposal No. 6: To authorize each of the directors or officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

And to consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on April 15, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at http://ir.ifeng.com. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting. Delivery of the proxy form shall not preclude you from attending and voting in person at the meeting should you so wish and in such event, the instrument appointing a proxy shall be deemed to be revoked.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.ifeng.com/ , or by contacting Phoenix New Media Limited at SINOLIGHT PLAZA Floor 16, No.4 Qiyang Road, Wangjing, Chaoyang District, Beijing, Postal Code: 100102, telephone: +86 (10) 6067-6000 email: ir@ifeng.com.

By Order of the Board of Directors,

/s/ Shuang Liu
Shuang Liu
Chief Executive Officer and Director

Beijing, China

April 15, 2013